June 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:  Acer Therapeutics Inc.

Registration Statement on Form S-1

Filed May 12, 2020

File No. 333-238192

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 27, 2020 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Acer Therapeutics Inc. (the “Company”). Please find the Company’s responses to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR Amendment No. 1 (the “Amendment”) to the Registration Statement to include the changes discussed below made in response to the Staff’s comments.

Registration Statement on Form S-1

Our Business, page 1

1.

We note your pipeline table indicates that emetine hydrochloride is in Phase 2/3 of clinical trials but your disclosure in the footnotes to the table indicates that initiation of the emetine trial is subject to submission and clearance of an investigational new drug application. Please revise your table and related disclosure to reflect your pre-clinical status or update your disclosure as appropriate.

Response: Additional disclosure has been added to the footnotes to the table to clarify that while the emetine development program has not yet entered the clinic for COVID-19 indication, the clinical trial planned assuming clearance of an IND is a Phase 2/3 trial, along with an explanation of the basis for the Company’s belief that it will not be required to conduct phase 1 clinical trials.

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

June 1, 2020

Emetine for COVID-19, page 2

2.

Please disclose the material terms of the research collaboration agreement with the National Center for Advancing Translational Sciences. Since your development of emetine is highlighted in your pipeline table, please file this agreement as an exhibit or explain to us the basis for your determination that it is not required to be filed.

Response: The disclosure has been revised to describe the material terms of the research collaboration agreement with the National Center for Advancing Translational Sciences, and a copy of the agreement has been filed as an exhibit to the Amendment.

3.

We note from the study cited in reference 6 on page 3 that emetine’s potential cardiotoxicity has restricted its clinical use in the recent years. Please revise your disclosure to clarify why you believe that you would not be required to conduct phase 1 clinical trials.

Response: The disclosure has been revised to describe the basis for the Company’s belief that it will not be required to conduct phase 1 clinical trials.

Description of Capital Stock, page 25

4.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The disclosure has been revised to clarify that the Delaware choice of forum provision does not apply to actions arising under the Securities Act or the Exchange Act. The Company respectfully advises the Staff that it will include this revised disclosure in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable future filings with the Commission.

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

June 1, 2020

If you require additional information, please contact the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

ACER THERAPEUTICS INC.

/s/ Chris Schelling

Chris Schelling

President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100